             As filed with the Securities and Exchange Commission on May 1, 2001
                                                      Registration No. 333-xxxxx
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                     --------------------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                     --------------------------------------
                      METAWAVE COMMUNICATIONS CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)
                     --------------------------------------
                    Delaware                     91-1673152
       (State or Other Jurisdiction of        (I.R.S. Employer
        Incorporation or Organization)      Identification Number)

                             10735 Willows Road NE
                               Redmond, WA 98052
                                 (425) 702-5600
       (Address, Including Zip Code, and Telephone Number, Including Area
               Code, of Registrant's Principal Executive Offices)
                     --------------------------------------
                              ROBERT H. HUNSBERGER
               Chief Executive Officer and Chairman of the Board
                             10735 Willows Road NE
                               Redmond, WA 98052
                                 (425) 702-5600
           (Name, Address Including Zip Code, and Telephone Number
                  Including Area Code, of Agent for Service)
                    --------------------------------------
                                   COPIES TO:
                                MARK J. HANDFELT
                               JOHN W. ROBERTSON
                               KIRK D. SCHUMACHER
                               VENTURE LAW GROUP
                           A Professional Corporation
                              4750 Carillon Point
                               Kirkland, WA 98033
                                 (425) 739-8700
                         ------------------------------
        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
                         ------------------------------

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                        CALCULATION OF REGISTRATION FEE

==================================================================================================================
Title Of Each Class Of   Amount To Be   Proposed Maximum Offering    Proposed Maximum              Amount Of
  Securities To           Registered         Price Per               Aggregate Offering         Registration Fee
  Be Registered                           Price Per Unit (1)            Price (1)
------------------------------------------------------------------------------------------------------------------
Common Stock,
par value $0.0001         5,017,854            $3.48                    $17,462,132                 $4,366
==================================================================================================================

(1) Estimated solely for the purpose of computing the amount of the registration fee based on the average of the high and low closing price of the Common Stock as reported on the Nasdaq National Market on April 25, 2001 pursuant to Rule 457(c).

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                   Subject To Completion, Dated May 1, 2001

Prospectus

                                 [INSERT LOGO]

                        5,017,854 shares of Common Stock

     The common stock offered by this prospectus involve a high degree of risk. You should carefully consider the "Risk Factors" beginning on page 4 in determining whether to purchase the common stock.

                   ----------------------------------------

     The selling stockholders identified on page 14 of this prospectus are offering these shares of common stock. For additional information on the methods of sale, you should refer to the section entitled "Plan of Distribution" on page 12. We will not receive any portion of the proceeds from the sale of these shares.

     Metawave Communication Corporation's common stock is quoted on the Nasdaq National Market under the symbol "MTWV."

     On April 30, 2001, the last sale price of the common stock on the Nasdaq National Market was $3.70 per share.

================================================================================
                                        Underwriting
                          Price to     Discounts and       Proceeds to
                           Public       Commissions    Selling Stockholders

--------------------------------------------------------------------------------
Per Share...........  See Text Above  See Text Above     See Text Above
Total...............
--------------------------------------------------------------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy of accuracy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

     The information in the prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                The date of this prospectus is _________, 2001

                               TABLE OF CONTENTS

The Company..........................................................   3
Recent Developments..................................................   3
Risk Factors.........................................................   4
Use Of Proceeds......................................................  12
Issuance Of Common Stock To Selling Stockholders.....................  12
Plan Of Distribution.................................................  12
Selling Stockholders.................................................  14
Legal Matters........................................................  16
Experts..............................................................  16
Where You Can Find More Information..................................  16

     We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover.

In addition to historical information, this prospectus and the documents that are and will be incorporated into this prospectus contain forward-looking statements. These forward-looking statements involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to, those discussed in the section entitled "Risk Factors." Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date hereof. Metawave Communications Corporation (the "Company" or "Metawave") undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements. Readers should carefully review the risk factors described in this document as well as in other documents the Company files from time to time with the Securities and Exchange Commission, including the Annual Report on Form 10-K and Quarterly Reports on Form 10-Q to be filed by the Company in fiscal year 2001.

                                  THE COMPANY

     Metawave provides smart antenna systems and embedded solutions to wireless network operators and base station manufacturers facing capacity constraints in the wireless communications industry. We believe that our SpotLight systems enable wireless network operators to increase overall network capacity, improve or maintain network quality, reduce network operating costs and better manage their network infrastructure. We develop proprietary hardware and software solutions that we believe will allow base station manufacturers significant performance and time to market benefits. Metawave has its headquarters in Redmond, Washington, with offices in California, New Jersey, Texas, Mexico City, Mexico, Sao Paulo, Brazil, Shanghai, China and Taipei, Taiwan.

     Metawave was originally incorporated in the state of Washington in January 1995 and reincorporated in the state of Delaware in July 1995. Our principal executive offices are located at 10735 Willows Road, Redmond, Washington 98052 and our telephone number is (425) 702-5600. As used in this prospectus, "we," "us," "our," and "Metawave" refer to Metawave Communications Corporation, a Delaware corporation, and its wholly-owned subsidiaries, including Adaptive Telecom, Inc.

                              RECENT DEVELOPMENTS

     On April 1, 2001, we entered into a Manufacturing Agreement and an Asset Purchase Agreement with Viasystems, Inc. Under the Manufacturing Agreement, we will outsource our U.S. manufacturing operations to Viasystems. Under the Asset Purchase Agreement, we sold certain manufacturing assets and inventory to Viasystems. In addition, we are in the process of negotiating similar agreements with Viasystems regarding our manufacturing operations in Taiwan.

     In addition, on April 24, 2001 the Company announced its financial results for the quarter ended March 31, 2001. For the quarter, the Company posted revenue of $11.6 million, an increase of 27% over the three months ended March 31, 2000. Pro forma gross profit for the first quarter of 2001 was $2.3 million compared to $2.0 million in the first quarter last year. Reported gross profit was $1.1 million as the Company took a $1.2 million one-time charge to cost of goods sold in the first quarter primarily related to the previously announced manufacturing outsourcing agreement with Viasystems.

     Metawave's pro forma net loss for the first quarter of 2001 was $9.7 million, or $0.23 per share, compared to a net loss of $7.9 million in the first quarter of 2000. In the fourth quarter of 2000, the Company generated revenues of $17.8 million and a pro forma net loss of $5.9 million or $0.14 per share. Reported net loss for the first quarter of 2001 was $21.0 million, which mainly includes amortization and intangibles related to the company's acquisition of Adaptive Telecom, Inc. in September 2000 and the charge to cost of goods sold as stated above. The $9.7 million of pro forma net loss includes the impact of the company's revenue recognition accounting policy change that resulted in $1.2 million of deferred revenue and margin in the first quarter of 2001.

                                 RISK FACTORS

     Prospective purchasers of the common stock offered by this prospectus should carefully consider the following Risk Factors in addition to the other information appearing in or incorporated by reference into this prospectus.

                         Risks Related to Our Business

We have a limited operating history which makes it difficult for you to evaluate our business and your investment.

     We were incorporated in 1995 and were in the development stage until late 1997, when we commenced shipment for commercial sale of our first SpotLight smart antenna system. We therefore have a limited operating history upon which an investor may evaluate our operations and future prospects. The revenue and profit potential of our business is unproven and our limited operating history makes our future operating results difficult to predict because the market for smart antenna systems is so new and wireless technologies change so rapidly. Because our smart antenna systems were introduced relatively recently, we are unable to predict with any degree of certainty whether our smart antenna systems will achieve widespread market acceptance. In addition, period-to-period comparisons of operating results may not be meaningful and operating results from prior periods may not be indicative of future performance.

Financial results for any particular period will not predict results for future periods.

     Because of the uncertain nature of the rapidly changing market we serve and the high fixed costs we incur in the short term, period-to-period comparisons of operating results are not likely to be meaningful. In addition, you should not rely on the results for any period as an indication of future performance. Factors that may cause our quarterly results to fluctuate include:

     .  gain or loss of significant customers;

     .  our ability to increase sales to our existing customers;

     .  delays in customer orders;

     . our ability to introduce and successfully market new smart antenna systems and embedded solutions;

     . introduction and enhancement of competitive or substitute products by our competitors;

     .  limitations in our manufacturing capacity; and

     .  delays or changes in regulatory environments.

In particular, although we experienced strong revenue growth through the year 2000, we do not believe that this level of relative revenue growth will be sustained in 2001 and in future periods, particularly on a long-term basis. In addition, our operating expenses could continue to increase on a relative basis as we expand our sales and marketing operations, continue to develop and extend our SpotLight systems and acquire complementary businesses and technologies.

We depend on a limited number of wireless network operators for substantially all of our revenues, so the loss of a customer or a delay in an order from a customer could impair our operating results.

     We depend on a limited number of wireless network operators for substantially all of our revenues, so the loss of a customer or a delay in an order from a customer could impair our operating results. Our sales in the U.S. in the first quarter of 2001 have been predominantly to one customer, Verizon Wireless. Due to the highly concentrated nature of the wireless industry and industry consolidation, we believe that the number of potential customers for future systems will be limited. Three customers have accounted for substantially all of our system sales to date. Failure by us to capture a significant percentage of the wireless network operators as customers could cause our operating results to be significantly less than anticipated and lead to a decline in our stock price. Moreover, due to this customer concentration, any loss or reduced demand from a particular customer could cause our sales to fall significantly.

We may not be able to secure additional agreements with manufacturers to integrate our technology in their base station products.

     We intend to develop partnerships with existing and emerging wireless equipment manufacturers to integrate our technology in their next generation base station equipment. We have signed only one agreement to license our embedded technology for use in a base station manufacturer's products. Failure of our embedded smart antenna solutions either to successfully integrate with next generation base station equipment or to significantly enhance wireless voice and data capacity could significantly reduce demand for these solutions. Given the rapidly evolving nature of the wireless communications industry, we cannot predict whether our embedded smart antenna solutions will achieve broad market acceptance. Our future growth is dependent in part upon the acceptance and success of our embedded smart antenna solutions. If our embedded smart antenna solutions do not achieve widespread acceptance with wireless network operators, our prospects for future growth will be adversely affected.

Our reliance on a contract manufacturer and on a limited number of suppliers for our smart antenna systems could impair our ability to obtain adequate and timely delivery of our systems.

     We rely on a sole manufacturer of our SpotLight systems, Viasystems, Inc. Accordingly, we are subject to the risks associated with using a sole outsourced manufacturer, including reduced control over pricing, quality and timely delivery of our systems. Our CDMA-compatible systems are currently manufactured at Viasystems's facilities in Redmond, Washington and our GSM-compatible systems are manufactured in our facilities in Taipei, Taiwan. We are in the process of negotiating an agreement with Viasystems regarding the sale and outsourcing of our manufacturing operations in Taiwan. If these facilities or the other facilities of our outsourced manufacturer were incapable of operating, even temporarily, or were unable to operate at or near full capacity for any extended period, we would be unable to meet customers' delivery expectations. These manufacturing facilities are vulnerable to damage or interruption from earthquakes and other natural disasters, power loss, sabotage, intentional acts of vandalism and similar events. Viasystems may not have a formal disaster recovery plan and may not carry sufficient business interruption insurance to compensate us for potential losses.

     In addition, some parts and components used in our smart antenna systems are presently available only from sole sources including linear power amplifiers supplied by Powerwave Technologies, Inc., antenna panels from Decibel Products, a division of Allen Telecom, Inc., and integrated duplexer low noise amplifiers and filters supplied by Teledyne Electronic Technologies. Some other parts and components used in our systems are available from a limited number of sources. Our reliance on these sole or limited source suppliers involves certain risks and uncertainties, including the possibility of a shortage or the discontinuation of certain key components. Any reduced availability of these parts or components when required could materially impair the manufacture and delivery of our systems on a timely basis and result in the cancellation of orders, which could significantly harm our business and operating results.

Delays in installation of our systems will cause a delay in payment by customers and revenue recognition.

     We typically install our systems for customers at cell sites and commission them for commercial operation. Timely installation and commissioning of our systems are affected by a variety of factors not within our control. For example, customers may need to obtain zoning approvals for a new cell site building and tower before we may begin our installation process. With existing sites, if a customer chooses to upgrade to our high gain antennas, permits may also be required to place the antennas on the tower. In addition, the customer is responsible for preparing the cell site for our installation, including any electrical, air conditioning or tower cabling requirements. Customers often experience delays in obtaining the requisite permits and preparing the sites, which delay our ability to install and commission the systems. Several of our supply agreements provide that, in the event that the customer purchases installation and optimization services from us, we will invoice the services fees and a portion of the systems price upon completion of the services. Consequently, if installation and commissioning are delayed, payment from the customer will be delayed.

     In addition, as a result of our adoption of a change to our revenue recognition policy (see note 1 to our financial statements, incorporated herein by reference), we will defer revenues for that portion of the revenue derived from that system until the services are completed. These delays could contribute to fluctuations in our revenues from quarter to quarter and negatively affect our cash flow and business operations.

     Additionally, delays in installation may contribute to delays in obtaining new sales orders from customers as customers' inventory of uninstalled Spotlight systems increase. A significant reduction in order activity from customers could harm our business and operating results.

Our success is dependent on continuing to hire and retain qualified personnel, and if we are not successful in attracting and retaining these personnel, we may not be able to operate our business.

     The success of our business depends upon the continued contributions of each of our key technical and senior management personnel each of whom would be difficult to replace. We have not entered into employment agreements with any of our employees other than severance arrangements with Robert H. Hunsberger, Richard P. Henderson, Victor K. Liang and Stuart W. Fuhlendorf and an employment arrangement with Shimon Scherzer as part of our acquisition of Adaptive Telecom. Except for Mr. Scherzer, we have not entered into any non-competition agreements with any of our employees. In addition, we anticipate that we will need additional management personnel, if we are to be successful in increasing the scale of our operations.

     To effectively manage our recent growth, as well as any future growth, we will need to attract and retain qualified engineering, financial, quality assurance, sales, marketing and customer support personnel. Competition for such personnel, particularly qualified engineers, is intense in our markets. We have experienced difficulties in recruiting sufficient numbers of qualified engineers in the past and we expect to continue to experience difficulties in the future. There may be only a limited number of persons with the requisite skills to serve in these positions, particularly in the markets where we are located, and it may be increasingly difficult for us to hire such personnel over time. As our product development efforts relate to wireless standards that are widely deployed in foreign countries, such as GSM, we may be required to recruit foreign engineers who have expertise in such standards or to move our product development efforts to a location where we will be able to more easily recruit engineers. Current U.S. immigration laws restrict our ability to hire foreign employees, which could impair our product development efforts. The loss of any key employee, the failure of any key employee to perform in his or her current position, our inability to attract and retain skilled employees as needed or the inability of our officers and key employees to expand, train and manage our employee base could limit our ability to expand and become profitable.

Substantial sales of our SpotLight systems and business operations in international markets subject us to various risks and costs which may harm our business.

     We anticipate that international sales of our SpotLight systems in Asia, Latin America and other international markets will continue to account for a significant portion of our revenues for the foreseeable future. We anticipate that we will continue to increase our international operations and personnel abroad. Risks and associated costs inherent in our international business activities include:

     . difficulties and delays in obtaining foreign regulatory approval for our smart antenna systems;

     . unexpected changes in regulatory requirements relating to the telecommunications industry;

     .  greater difficulties collecting delinquent or unpaid accounts;

     .  exchange rate fluctuations;

     .  lack of suitable export financing for our SpotLight systems;

     . dependence upon independent sales representatives and other indirect channels of distribution of our SpotLight systems;

     . political and economic instability in the regions where we sell our SpotLight systems;

     . enforceability of contracts with foreign customers and distributors governed by foreign laws;

     . lack of experienced technical and installation personnel familiar with our products in foreign markets;

     . increased costs and management oversight in managing several overseas locations; and

     . increased complexities in the financial, legal and operational aspects of our business.

As more of our international sales are derived from sales in Asia, an increasing portion of our revenues could be subject to the economic and political risks associated with that region.

     We recognized the first commercial sale of our SpotLight GSM system in the fourth quarter of 2000 in Asia. Changes in political or economic conditions in that region could adversely affect our operations, in particular, any deterioration of political relations between the United States and the People's Republic of China or between the People's Republic of China and Taiwan could negatively affect our business. If economic growth rates decline in Asia in general or the greater China market in particular, expenditures for telecommunications equipment and infrastructure improvements could decrease, which would negatively affect our business and our operating results.

Our acquisition of Adaptive Telecom, Inc. could adversely affect combined financial results.

     If the benefits of the merger of Adaptive Telecom into our company do not exceed the costs associated with the merger, including any dilution to our stockholders resulting from the issuance of shares in connection with the merger, our financial results, including earnings per share, could be adversely affected. In addition, we have recorded goodwill and intangible assets of approximately $86.5 million in connection with the merger, which will be amortized over a period of between three to five years and we have recorded deferred stock compensation of approximately $17.4 million in connection with the merger which will be amortized over the remaining vesting periods of related stock options and restricted stock of up to four years.

We may engage in future acquisitions that dilute our stockholders, cause us to incur debt or assume contingent liabilities and subject us to other risks.

     We may make additional acquisitions of businesses, products or technologies in the future. No assurance can be given as to our ability to successfully integrate additional businesses, products, technologies or personnel that might have been acquired or may be acquired in the future, and our failure to do so could significantly affect our business and operating results. Moreover, we may not be able to locate suitable acquisition opportunities and this inability could impair our ability to grow as quickly as possible or obtain access to technology that may be important to the development of our business.

Our limited ability to protect our intellectual property may affect our ability to compete and we could lose customers.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property or technology. In the foreign markets in which we are active, such as Asia, intellectual property laws and their enforcement are weaker than in the United States. If our methods of protecting our intellectual property are not adequate, our competitors may misappropriate our technology and we could lose customers to these competitors. In addition, third parties may develop alternative wireless communication technologies or products that do not infringe on any of our patents or intellectual property. Moreover, competing dissimilar technologies, such as those using wireline communication or using new or different protocols, may be deployed which would cause us to lose customers. In addition, the licensing of our technology for embedded solutions requires closer collaboration with our partners and, consequently, greater disclosure of our trade secrets and other intellectual property. Although we take certain precautions to protect our intellectual property, such as confidentiality agreements and patent and copyright filings in the U.S. and foreign jurisdictions, this may not be sufficient to prevent unauthorized use of our intellectual property.

Claims that we infringe third party intellectual property rights, or changes in wireless standards and protocols could result in significant expense and restrictions on our ability to sell our systems in particular markets.

     From time to time, third parties have asserted patents, copyrights and other intellectual property rights with regard to wireless and other technologies that are important to our ability to develop smart antenna systems. We expect that we will increasingly be subject to infringement claims as the number of products and competitors in the smart antenna market grows and the functionality of products overlaps. Compliance with technology protocols established by various standards bodies may require configuration or operation of our products in a manner which would infringe third party patents or other intellectual property. Standards may be adopted which require the use of antenna configurations which could require licensing of third party patents or other intellectual property. In addition, in order to implement our embedded solutions into third party equipment, we may be required to license third party patents. Any of this could result in costly litigation or require us to obtain a license to intellectual property rights of third parties.

Our systems and the business of our customers are subject to significant government regulation which may cause uncertainty in the compliance of our systems and delay in the purchase of our systems.

     Many of our smart antenna systems are required to comply with numerous domestic and international government regulations and standards, which vary by market. As standards for products continue to evolve, we will need to modify our systems or develop and support new versions of our systems to meet emerging industry standards, comply with government regulations and satisfy the requirements necessary to obtain approvals. Compliance with government regulations and industry standards can each be a lengthy process, taking from several months to longer than a year. It may be difficult for us to obtain additional necessary regulatory approvals or comply with new industry standards in a timely manner, if at all. Our inability to obtain regulatory approval and meet established standards in a timely manner could delay or prevent entrance into or force our departure from markets, which would harm our sales. In addition, compliance with U.S. export control regulations may delay or prevent the export of our products, data and technology to foreign customers, distributors and wireless equipment partners, particularly in China. In addition, our customers' operations are subject to extensive government regulations. To the extent that our customers are delayed in deploying their wireless systems or building or upgrading cell sites or transmission towers as a result of existing or new standards or regulations, we could experience delays in orders. Any delay could contribute to fluctuations in our results of operations.

We must reduce our costs and introduce new systems in order to achieve and maintain profitability.

     We anticipate that average selling prices for our smart antenna systems will need to decrease in the future in response to competitive pricing pressures and new product introductions by competitors. If the price of base station equipment continues to decrease, the addition of new cell sites may be viewed as a more cost-effective alternative for wireless network operators seeking increased capacity. In order to compete, we must lower average selling prices. To lower average selling prices without adversely affecting gross profits, we will have to work with Viasystems to reduce the manufacturing costs of our smart antenna systems through engineering improvements and economies of scale in production and purchasing. We may not be able to achieve cost savings at a rate needed to keep pace with competitive pricing pressures. If we are unable to reduce costs sufficiently to offset the expected declining average selling prices, we may not achieve profitability. Further, if we cannot provide our distribution partners with sufficient financial incentive to distribute our systems without adversely affecting our profitability, our distribution strategy would be harmed which could result in the loss of current and potential customers.

                    Risks Related to the Wireless Industry

We depend on the capital spending patterns of wireless network operators, and if their capital spending is decreased or delayed it may result in lower than expected revenues.

     Since we rely on wireless network operators to purchase our smart antenna systems, any substantial decrease or delay in capital spending patterns in the industry would negatively affect our revenues which could cause our stock price to decline. The demand for our smart antenna systems depends, to a significant degree, on the magnitude and timing of capital spending by these operators for constructing, rebuilding or upgrading their systems. Due to the current slowdown in the U.S. economy, wireless network operators have limited their capital spending, including postponing their orders of our smart antenna systems. The capital spending patterns of wireless network operators depend on a variety of factors outside of our control, including access to financing, the status of federal, local, and foreign government regulation and deregulation, changing standards for wireless technology, overall demand for analog and digital wireless services, competitive pressures, and general economic conditions. In addition, capital spending patterns in the wireless industry can be subject to some degree of seasonality, with lower levels of spending in the first calendar quarter, based on annual budget cycles.

Intense competition in the wireless infrastructure equipment market may lead to reduced prices, revenues and market share causing the price of our stock to decline.

     The market for spectrum management solutions is relatively new but we expect it to become increasingly competitive. This market is part of the broader market for wireless infrastructure equipment which is dominated by a number of large companies such as Lucent, Motorola, Ericsson, Nortel, Nokia, Siemens and Alcatel. Our smart antenna systems compete with other solutions to expand network capacity. These alternative solutions include other smart antenna systems, adding base stations for capacity, deploying efficient digital technologies and various enhancements to digital technologies. We believe that the principal competitive factor is the cost-effective delivery of increased capacity to wireless network operators. If our systems are not the most cost-effective solution, our ability to attract and retain customers would be harmed. We believe that base station manufacturers, which provide wireless network capacity through sales of additional base stations or the development of competitive technologies, represent the most significant competitive threat to us.

The failure of the wireless communications services industry to grow at the rates currently anticipated would seriously harm our business, results of operation and financial condition.

     Our future operating results will depend upon the continued growth and increased availability and acceptance of wireless communications services. There can be no assurance that the volume and variety of wireless services or the markets for and acceptance of such services will grow, or that any such growth will create a demand for our systems. If the wireless communications market fails to grow, or grows more slowly than anticipated, our sales will be lower than expected, which would seriously harm our business.

     The wireless communications industry has developed different technologies and standards based on the type of service provided and geographical region. There is uncertainty as to whether all existing wireless technologies will continue to achieve market acceptance in the future. If a digital technology for which we develop a smart antenna system is not widely adopted, the potential size of the market for this system would be limited, and we may not recover the cost of development. Further, we may not be able to redirect our development efforts toward those digital wireless technologies that do sustain market acceptance in a timely manner, which would impede our ability to achieve or sustain profitability once achieved.

The market for mobile delivery of Internet-based services may not materialize which would be detrimental to our future prospects.

     We anticipate that significant wireless capacity demand will result from the proliferation of mobile delivery of Internet-based services. Data services often put more strain on wireless network capacity than voice, creating greater constraints on the limited capacity of wireless network operators. If the market for mobile delivery of Internet-based services does not expand at projected rates, our business may suffer.

Wireless network operators planning capital expenditures for future 3G deployments may negatively impact SpotLight GSM revenue.

     Currently, GSM operators are relying on GPRS upgrades to their current GSM infrastructure to support future high speed data services. The SpotLight GSM system supports GPRS and can help wireless network operators deploy these GPRS enabled data services. The long term evolution for GSM networks is to migrate GPRS to the third generation wireless standard, WCDMA, which promises to deliver even higher data rates, but requires completely replacing existing GSM network equipment with new WCDMA infrastructure. The current SpotLight GSM product is not compatible with WCDMA. Consequently, there is a risk that wireless network operators, in anticipation of the migration to WCDMA, will decide not to invest capital in their existing networks and therefore not purchase the current GSM product. If this occurs, and sales of our SpotLight GSM system decline, our business may suffer.

                       Risks Related to Our Stockholders

Our stock price has been volatile historically, which may make it more difficult for you to resell shares when you want, at prices you find attractive.

     The trading price of our common stock has been, and may continue to be, subject to fluctuations. During 2000, the closing sale prices of our common stock on the Nasdaq Stock Market ranged from $34.19 to $6.31 per share and the sale price of our common stock closed at $3.70 per share on April 30, 2001. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, changes in anticipated capital spending by wireless network operators, and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for wireless telecommunications companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, all of whom have been granted stock options.

Management and a few large stockholders beneficially own a substantial portion of our stock; their interests could conflict with yours; significant sales of stock held by them could have a negative effect on our stock price.

     Metawave's directors and executive officers and several large stockholders beneficially own a substantial portion of our outstanding common stock. As a result of their ownership and positions, our directors and executive officers and these stockholders collectively are able to significantly influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of Metawave. In addition, sales of significant amounts of shares held by Metawave's directors and executive officers and these stockholders, or the prospect of these sales, could adversely affect the market price of Metawave Common Stock.

We will need to raise additional capital, which may not be available on favorable terms and could result in additional dilution.

     We believe that our current capital reserves will be sufficient to fund our operating requirements for at least the next twelve months. Thereafter, we will need to raise additional capital. Additional financing may not be available on favorable terms or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our business, take advantage of unanticipated opportunities or respond to competitive pressures. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be diluted and the securities issued may have rights, preferences and privileges senior to those of our common stock.

Anti-takeover provisions could make it more difficult for a third party to acquire us.

     Our Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Metawave without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. Further, certain provisions of our charter documents, including provisions eliminating the ability of stockholders to take action by written consent and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of Metawave, which could have an adverse effect on the market price of our stock. In addition, our charter documents do not permit cumulative voting, which may make it more difficult for a third party to gain control of our Board of Directors. Similarly, state laws in Washington and Delaware related to corporate takeovers may prevent or delay a change of control of Metawave.

                                USE OF PROCEEDS

     The proceeds from the sale of the common stock offered by this prospectus are solely for the account of the selling shareholders. We will not receive any proceeds from the sale of these shares.

               ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS

     In connection with our acquisition of Adaptive Telecom, in September 2000, we issued 5,361,803 shares of our common stock to the shareholders of Adaptive Telecom, Inc. pursuant to a merger agreement. Under the terms of the merger agreement, Adaptive Telecom, Inc. became our wholly-owned subsidiary. The selling stockholders were the sole stockholders of Adaptive Telecom, Inc. We have agreed under the merger agreement to register these shares held by the selling stockholders for resale.

                             PLAN OF DISTRIBUTION

     Shares of common stock offered by this prospectus may be offered and sold from time to time by the selling stockholders. As used in this prospectus, the term "selling stockholders" includes pledgees, transferees or other successors-in-interest selling shares received from the selling stockholder as a pledgor, a borrower or in connection with other non-sale-related transfers after the date of this prospectus. This prospectus may also be used by transferees of the selling stockholders, including broker-dealers or other transferees who borrow or purchase the shares to settle or close out short sales of shares of common stock. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell shares on the Nasdaq National Market, or in private sales at negotiated prices directly or through a broker. The selling stockholders and any underwriters, dealers or agents who participate in the distribution of the shares may be deemed to be "underwriters" under the Securities Act of 1933. Any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. We have agreed to indemnify the selling stockholders against certain liabilities arising under the Securities Act.

     The selling stockholders will pay selling commissions or brokerage fees, if any, with respect to the sale of the common stock offered by this prospectus in amounts customary for this type of transaction. Each selling stockholder will also pay all applicable transfer taxes and fees for its legal counsel incurred in connection with the sale of shares.

     The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of the shares offered by this prospectus in the market, and to their own activities and those of their affiliates. The selling stockholders have advised us that during the time they are engaged in attempting to sell the shares offered by this prospectus, they will:

     . not engage in any stabilization activity in connection with any of our securities;

     . provide copies of this prospectus to each person to whom shares may be offered, and to each broker-dealer, if any, through whom shares are offered;

     . not bid for or purchase any of our securities or any rights to acquire our securities, or attempt to induce any person to purchase any of our securities or rights to acquire our securities other than as permitted under the Exchange Act;

     . not effect any sale or distribution of the shares offered hereby until after the prospectus has been appropriately amended or supplemented, if required; and

     . effect all sales of shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers or in privately negotiated transaction where no broker or other third party (other than the purchaser) is involved.

     We have agreed to use our best efforts to maintain the effectiveness of this registration statement until the earlier of the sale of all the shares offered by this prospectus or the date that each holder of shares can sell all of the shares it holds in any three-month period in compliance with Rule 144 promulgated under the Securities Act, but in no event shall we maintain its effectiveness after September 20, 2002. No sales may be made pursuant to this prospectus after the expiration date unless we amend or supplement this prospectus to indicate that we have agreed to extend the period of effectiveness. The selling stockholders may sell all, some or none of the shares offered by this prospectus.

                             SELLING STOCKHOLDERS

     The following table sets forth certain information as of April 30, 2001 with respect to the selling stockholders. The following table assumes that the selling stockholders sell all of the shares offered by this prospectus. We are unable to determine the exact number of shares that actually will be sold.

     The number and percentage of shares beneficially owned is based on 43,640,898 shares outstanding at April 30, 2001 determined in accordance with Rule 13d-3 of the Exchange Act. The information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which an individual has sole or shared voting power or investment power, and also includes shares which an individual has the right to acquire within 60 days of April 30, 2001 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

     Except as described in footnotes (1) and (2), no selling stockholder has had any material relationship with us or any of our predecessors or affiliates within the last three years.

                                                           Beneficial         Number         Number of       Percent of
                                                          Ownership of       of Shares      Shares to be    Shares to be
                                                         Shares Prior to    Covered by         Owned            Owned
                                                            Offering      This Prospectus  After Offering  After Offering
                                                         ---------------  ---------------  --------------  ---------------
Selling Stockholders:
William L. Abbott......................................           84,081           84,081               0             0.0%
August Capital.........................................        1,214,298        1,214,298               0             0.0
Shanon K. Burke........................................              689              689               0             0.0
Amihud Cohen...........................................          133,356          133,356               0             0.0
Damiana M. Dann........................................              827              827               0             0.0
John D. Del Rosario....................................           11,031           11,031               0             0.0
Serguei G. Dorofeev....................................           19,305           19,305               0             0.0
Alexey G. Dymchenko....................................           49,543           49,543               0             0.0
Gary S. Flood..........................................          103,250          103,250               0             0.0
James R. Fredrickson...................................            8,439            8,439               0             0.0
Benjamin Friedlander...................................           91,013           91,013               0             0.0
Moshe Handelsman.......................................           53,780           53,780               0             0.0
Amanda L. Howe.........................................            2,757            2,757               0             0.0
Susan Hughes...........................................           64,739           64,739               0             0.0
Albert Jordan(1).......................................          353,315          353,315               0             0.0
Gene Manheim...........................................          309,733          309,733               0             0.0
Thomas K. Micali Trust.................................          597,755          597,755               0             0.0
Miles Family Living Trust..............................           24,821           24,821               0             0.0
Rachel E. Obstler......................................           55,159           55,159               0             0.0
Bryan D. Pollock.......................................           28,958           28,958               0             0.0
Shimon B. Scherzer(2)..................................        1,081,820        1,081,820               0             0.0
Roger L. Sellgren......................................          127,383          127,383               0             0.0
Alexander V. Tesler....................................           80,739           80,739               0             0.0
Joe Y. Tom.............................................           38,420           38,420               0             0.0
Dmitri V. Varsanofiev..................................           14,699           14,699               0             0.0
John D. White Jr. (Jack)...............................            2,746            2,746               0             0.0
Amos Wilnai............................................           24,821           24,821               0             0.0
Amos Wilnai Trust......................................           82,739           82,739               0             0.0
Colin J. Wilson........................................           22,753           22,753               0             0.0
Michael L. Winfield....................................           12,410           12,410               0             0.0
Piu Bill Wong..........................................          275,798          275,798               0             0.0
Jiangfeng (Jennifer) Wu................................           22,063           22,063               0             0.0
Cong Ye................................................            5,309            5,309               0             0.0
Alexei N. Zenkin.......................................           19,305           19,305               0             0.0

------------

(1) Albert Jordan served as our president, CDMA from October 2000 until March 2001. Prior to the acquisition, Mr. Jordan was the President and Chief Executive Officer of Adaptive Telecom.

(2) Shimon Scherzer has served as our chief technical officer since October 2000. Prior to the acquisition, Mr. Scherzer was a founder and Chief Technical Officer of Adaptive Telecom.

                                 LEGAL MATTERS

     The validity of the issuance of the common stock offered by this prospectus will be passed upon by Venture Law Group, A Professional Corporation, 4750 Carillon Point, Kirkland, Washington, 98033-7355, counsel to Metawave Communications Corporation.

                                    EXPERTS

     The financial statements of Metawave Communications Corporation for the year ended December 31, 2000, incorporated by reference in this registration statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual report on form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the registration statements has been omitted from this prospectus in accordance with the rules of the SEC. We file proxy statements and annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C., and at the SEC Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You can call the SEC at 1-800-732-0330 for further information about the public reference rooms. We are also required to file electronic versions of these documents with the SEC, which may be accessed from the SEC's World Wide Web site at http://www.sec.gov. Reports, proxy and information statements and other information concerning Metawave Communications Corporation may be inspected at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after May 1, 2001 will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings, including those filings made after the date of this filing and prior to effectiveness of this registration statement, made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the selling stockholders have sold all the shares.

     The following documents filed with the SEC are incorporated by reference in this prospectus:

     1. Our Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 0-24673).

     2. Our definitive Proxy Statement dated April 30, 2001, filed in connection with our June 21, 2001 Annual Meeting of Stockholders (File No. 0-24673).

     3. Our Current Report on Form 8-K, filed with the SEC on January 23, 2001 (File No. 0-24673).

     4. The description of our common stock in our Registration Statement on Form 8-A filed with the SEC on April 21, 2000, (File No. 0-24673).

     We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to Stuart Fuhlendorf, 10735 Willows Road NE, Redmond, WA 98052, telephone: (425) 702-5600.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses payable by the Registrant in connection with the sale and distribution of the common stock being registered. Selling commissions and brokerage fees and any applicable transfer taxes and fees and disbursements of counsel for the selling stockholders are payable individually by the selling stockholders. All amounts shown are estimates except the SEC registration fee and the Nasdaq listing fee.

                                                     Amount
                                                   To be Paid
                                                   ----------
SEC registration fee...........................    $   4,366
Printing fees and expenses.....................        2,000
Legal fees and expenses........................       10,000
Miscellaneous expenses.........................          634
                                                   ----------
   Total.......................................    $  17,000
                                                   ==========

Item 15.   Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article XIV of the Registrant's Amended and Restated Certificate of Incorporation and Article VI of the Registrant's Bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors and maintains director and officer liability insurance. In connection with this offering, the selling stockholders have agreed to indemnify the Registrant, its directors and officers and each such person who controls the Registrant, against any and all liability arising from inaccurate information provided to the Registrant by the selling stockholders and contained herein up to a maximum of the net proceeds received by the selling stockholders from the sale of their shares hereunder.


Item 16.   Exhibits

       Exhibit
        Number     Description of Exhibit
       ------      ----------------------

         2.1* Amended and Restated Agreement and Plan of Merger between the Registrant and Adaptive Telecom, Inc. dated as of September 20, 2000.
         4.1** Registration Rights Agreement dated September 21, 2000 by and between the Registrant and the Shareholders of Adaptive Telecom, Inc.
         5.1       Opinion of Venture Law Group, A Professional Corporation
        23.1       Consent of Arthur Andersen LLP, Independent Public
                   Accountants.
        23.2       Consent of Ernst & Young, LLP, Independent Auditors.
        23.3       Consent of Counsel (included in Exhibit 5.1)
        24.1       Power of Attorney (see page II-4).
_____________________

   * Previously filed as an exhibit to the Form 8-K filed with the Commission by the Registrant on October 5, 2000, and incorporated here in by reference.

  ** Previously filed as an exhibit to the Registrants' registration statement on Form S-1, File No. 333-48976, originally filed with the Commission on October 31, 2000, as subsequently amended, and incorporated herein by reference.

Item 17.   Undertakings

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redmond, State of Washington, on the 1st day of May 2001.

                                       METAWAVE COMMUNICATIONS CORPORATION

                                       By:  /s/ Robert H. Hunsberger
                                            -----------------------------------
                                            Robert H. Hunsberger
                                            Chief Executive Officer and
                                            Chairman of the Board

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, Robert H. Hunsberger, Stuart W. Fuhlendorf and Kathryn Surace-Smith, and each of them, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all Registration Statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the Offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Registration Statement.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

        Signature                           Title                            Date
        ---------                           -----                            ----
/s/   Robert H. Hunsberger           Chief Executive Officer and          May 1, 2001
-------------------------------      Chairman of the Board
Robert H. Hunsberger                 (Principal Executive Officer)

/s/   Stuart W. Fuhlendorf           Chief Financial Officer              May 1, 2001
-------------------------------      (Principal Financial and
Stuart W. Fuhlendorf                 Accounting Officer)

/s/   Douglas O. Reudink             Director                             May 1, 2001
-------------------------------
Douglas O. Reudink

/s/   Bandel L. Carano               Director                             May 1, 2001
-------------------------------
Bandel L. Carano

/s/   Bruce C. Edwards               Director                             May 1, 2001
-------------------------------
Bruce C. Edwards

/s/   David R. Hathaway              Director                             May 1, 2001
-------------------------------
David R. Hathaway

/s/   Scot B. Jarvis                 Director                             May 1, 2001
-------------------------------
Scot B. Jarvis

/s/   Jennifer Gill Roberts          Director                             May 1, 2001
-------------------------------
Jennifer Gill Roberts

/s/   David A. Twyver                Director                             May 1, 2001
-------------------------------
David A. Twyver

                      Metawave Communications Corporation

                               INDEX TO EXHIBITS

   Exhibit
    Number    Description of Exhibit
   -------    ----------------------

     2.1* Amended and Restated Agreement and Plan of Merger between the Registrant and Adaptive Telecom, Inc. dated as of September 20, 2000.
     4.1** Registration Rights Agreement dated September 21, 2000 by and between the Registrant and the Shareholders of Adaptive Telecom, Inc.
     5.1      Opinion of Venture Law Group, A Professional Corporation
    23.1      Consent of Arthur Andersen LLP, Independent Public Accountants.
    23.2      Consent of Ernst & Young, LLP, Independent Auditors.
    23.3      Consent of Counsel (included in Exhibit 5.1)
    24.1      Power of Attorney (see page II-4).

 * Previously filed as an exhibit to the Form 8-K filed with the Commission by the Registrant on October 5, 2000, and incorporated herein by reference.

** Previously filed as an exhibit to the Registrants' registration statement on Form S-1, File No. 333-48976, originally filed with the Commission on October 31, 2000, as subsequently amended, and incorporated herein by reference.